Exhibit (a)(2)(c)

FORTUNET, INC. SPECIAL COMMITTEE RECOMMENDS THAT STOCKHOLDERS TENDER THEIR SHARES IN TENDER OFFER

Las Vegas, NV, January 27, 2010 – FortuNet, Inc. (the “Company”) (Nasdaq: FNET) today filed a Solicitation/Recommendation Statement on Schedule 14D-9 announcing that the special committee of independent directors (the “Special Committee”) formed by its Board of Directors to consider the matter has unanimously determined to recommend, on behalf of the Company, that stockholders tender their shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”) pursuant to the tender offer (the “Offer”) commenced on January 15, 2010 by The Yuri Itkis Gaming Trust of 1993 (the “Gaming Trust”), through its wholly-owned subsidiary, YI Acquisition Corp., a Nevada corporation (“YI Acquisition”) (the Gaming Trust and YI Acquisition are collectively referred to herein as the “Trust”).

Under the terms the Offer, the Trust is seeking to acquire, subject to certain conditions, all of the outstanding Shares not owned by it for $2.25 per share in cash (the “Offer Price”). The Trust has stated that, if the Offer is consummated, the Trust intends to cause YI Acquisition, as soon as reasonably practicable, to merge with and into the Company through a short form merger (the “Merger,” and together with the Offer, the “Transaction”) in accordance with Chapter 92A of the Nevada Revised Statutes (the “NRS”). Pursuant to the Merger, each outstanding share of Common Stock (other than shares held by the Trust and shares held by stockholders who have properly exercised dissenter’s rights under the NRS) would be converted into the right to receive an amount in cash equal to the Offer Price. The Trust owns approximately 75% of the outstanding Common Stock.

Supportive Factors

In reaching the recommendation described above, the Special Committee considered and discussed with its financial and legal advisors a number of factors, including the following:

Cash Tender Offer; Certainty of Value. The Special Committee considered the all-cash nature of the consideration to be paid in the Offer and the Merger, which would allow holders of Common Stock (other than the Trust and its affiliates) to realize certainty of value for their shares of Common Stock.

Premium to Market Price. The Special Committee considered that the $2.25 Offer Price represents a 76% premium over the closing price of $1.28 for the Common Stock on November 20, 2009, the last full trading day prior to the Trust’s public announcement of its intention to commence a tender offer to acquire all of the outstanding shares of Common Stock that it did not own for $1.70 per share in cash, as well as the premiums represented by the Offer Price over the trading prices for the Common Stock for the various other measurement periods and dates.

Negotiation Process and Increased Offer Price. The Special Committee and its advisors had several discussions with representatives of the Trust regarding the Offer. During those discussions, the Trust raised the Offer Price to $2.25 per share, representing a 32% increase from the Trust’s initially announced proposed offer price of $1.70 per share. Following commencement of the Offer at an Offer Price of $2.25 per share, Mr. Itkis, on behalf of the

Trust, told a member of the Special Committee that he was not willing to raise the price further. Based on these discussions, the Special Committee believes it is unlikely that the Trust would be willing to raise the Offer Price further.

Financial Analyses and Fairness Opinion of Duff & Phelps. The Special Committee considered its discussions with Duff & Phelps, LLC (“Duff & Phelps”), the Special Committee’s independent financial advisor, and the opinion of Duff & Phelps delivered on January 21, 2010, to the effect that, as of such date, and based upon and subject to the assumptions made, matters considered and limitations on the review undertaken described in the opinion, the Offer Price to be received in the Transaction was fair, from a financial point of view, to the stockholders of the Company other than the Trust and its affiliates. The full text of the written opinion of Duff & Phelps, dated January 21, 2010, which sets forth assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken in rendering the opinion, is attached as Annex B to the Schedule 14D-9. You are urged to read the opinion carefully and in its entirety for a description of the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken in rendering the opinion. The Special Committee also considered the written presentation made by Duff & Phelps on January 21, 2010, which presentation included financial and valuation analyses prepared by Duff & Phelps, and the Special Committee’s discussions with Duff & Phelps regarding the written presentation.

Financial Condition and Prospects of the Company. The Special Committee considered the current and historical financial condition, results of operations, competitive position, business strategy, prospects and strategic objectives of the Company, including potential risks involved in achieving such prospects and objectives, and the current and expected conditions in the general economy and in the gaming industries, including the potential impact of such conditions in achieving such prospects and objectives. Among other things, the Special Committee considered (1) the Company’s expectation that the market for mobile gaming devices will become increasingly competitive, (2) the general decline in the local, regional, national and international economic environment, (3) the depressed economic health of the Nevada gaming industry and the Company’s view that it is not likely to quickly improve, and (4) the Company’s belief that the current version of its mobile gaming system for traditional casino games, such as poker, keno and slots will likely become technologically obsolete by the time the casino gaming industry revives, and the Company’s related discontinuance of its development efforts for, and withdrawal of its application with the Nevada State Gaming Control Board for the approval of, such mobile gaming system. A discussion of these matters can be found in the Company’s Form 10-K for the year ended December 31, 2008, in the Company’s Form 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009, in the Company’s Form 8-K filed on October 22, 2009, and in its other filings with the Securities and Exchange Commission. The Special Committee also considered that the holders of Common Stock would continue to be subject to the risks and uncertainties of the Company’s financial prospects unless the Common Stock was acquired for cash.

Comparison of Offer Price to Alternative of Remaining a Public Company. The Special Committee believed that there was uncertainty that sustained trading prices would approach the $2.25 Offer Price in the foreseeable future because of current and expected conditions in the general economy and in the gaming industry, including the fact that the weak economy, uncertain economic prospects and tight credit market have negatively impacted trading prices of stocks in the gaming industry. The Special Committee also considered that, since the May 5, 2009 “ex dividend” date of the Company’s special $2.50 per share dividend (the “Special Dividend”), and excluding two trading days, September 15 and September 16, 2009, when the Common Stock experienced an unexplained substantial increase in trading volume, the per share trading price of the Common Stock did not exceed the Offer Price prior to announcement of the Offer, and that the per share trading price of the Common Stock, as adjusted for the Special Dividend, did not exceed the Offer Price at any time after October 17, 2008. The Special Committee also considered the substantial and increasing cost of being a public company, including accounting fees, legal fees, salaries and other expenses, as well as significant time and attention from Company management, and the impact of such costs on the potential future public share price of the Company’s common stock. The Special Committee also considered the current lack of benefits provided by being a public company, since management has indicated that the Company is unlikely to require raising capital from outside sources in the foreseeable future or to pursue acquisitions that would utilize shares of Common Stock.

Likely Decline in the Market Price of the Shares of Common Stock if the Offer is Not Completed. The Special Committee considered the likelihood that, if the Offer was not completed, the market price for the shares of Common Stock would likely decline to market prices similar to the market prices prior to the Trust’s announcement that it intended to commence a tender offer. In addition, the Special Committee considered that the Trust could seek to engage in open market or privately negotiated share purchases at prices that may be higher or lower than the Offer Price to increase its ownership of Common Stock and, if the Trust were able to acquire 90% or more of the outstanding shares of Common Stock, it could effect a “short-form merger” without the vote of any other stockholder of the Company.

Absence of Strategic Alternatives. The Special Committee considered that the Trust currently owns approximately 75% of the Common Stock and recognized that any alternative strategic transaction was impossible as a practical matter without the support of the Trust. The Special Committee also considered the position of the Trust, as communicated by Yuri Itkis to Duff & Phelps on December 17, 2009 and as stated in the Offer to Purchase, that it had no interest in selling the shares of Common Stock that it holds. The Special Committee concluded that the sale of the Company to a third party was not a feasible alternative to the Offer, and that a transaction with the Trust, or continuing the Company as a publicly-traded company, with the Trust remaining as controlling stockholder, were the only alternatives available as a practical matter.

Dividends. The Special Committee took into account that, other than the Special Dividend, no dividends have been paid on the Common Stock and it is not expected that dividends will be paid on the Common Stock for the foreseeable future.

Timing of Completion. The Special Committee considered that stockholders who tender shares of Common Stock will receive the Offer Price promptly after consummation of the Offer. Stockholders who do not tender their shares are expected to receive in the Merger the same consideration as that received by the stockholders who do tender their shares in the Offer, and the Trust has stated that it intends to effect the Merger as soon as reasonably practicable after completion of the Offer.

Majority of the Minority Condition. The Special Committee considered that the Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer, a number of shares of Common Stock of that constitute a majority of the shares of Common Stock outstanding immediately prior to the expiration the Offer that are beneficially owned by stockholders other than the Trust or any director or officer of the Company (the “Majority of the Minority Condition”). The Trust has indicated in the Offer to Purchase that it will not waive the Majority of the Minority Condition. By virtue of this condition, the holders of a majority of the outstanding shares of Common Stock other than those held by the Trust and its affiliates have the authority to decide, by choosing whether or not to tender their shares, whether the Offer should be completed.

90% Condition. The Special Committee considered that the Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer, a number of shares of Common Stock of that constitute, together with shares beneficially owned by the Trust, at least ninety percent (90%) of the total number of shares of Common Stock outstanding immediately prior to the expiration of the Offer (the “90% Condition”). The Trust has indicated in the Offer to Purchase that it will not waive the 90% Condition. By virtue of this condition, upon completion of the Offer, the Trust will be able to effect the Merger without any further action by the Company’s directors, stockholders or the Special Committee, resulting in the payment of the cash Offer Price to holders of Common Stock who do not tender their shares in the Offer and who do not exercise dissenter’s rights.

Availability of Dissenter’s Rights. The Special Committee considered that, although not required under Nevada law, stockholders who do not tender shares of Common Stock, or who tender but then withdraw shares of Common Stock, may, under the terms of the Offer to Purchase, exercise statutory dissenter’s rights for a judicial determination of the “fair value” of their shares of Common Stock if the Trust completes the Offer and proceeds with the Merger as described in the Offer to Purchase. Those rights are summarized in the Schedule 14D-9. Chapter 92A of the NRS, which governs dissenter’s rights, is attached to the Schedule 14D-9 as Annex C.

Lack of Liquidity and Low Trading Volume. The Special Committee considered that the Offer and the Merger will provide cash consideration to, and immediate liquidity for, stockholders other than the Trust or any director or officer of the Company whose ability to sell their shares of Common Stock has been adversely affected by the historically low trading volume for the shares of Common Stock and the lack of coverage from investment analysts. The Special Committee also considered that these factors effectively limit the Company’s ability to use its Common Stock for acquisitions.

Other Terms of the Offer. The Special Committee considered the other terms of Transaction, which are described more fully in the section of the Offer to Purchase entitled “The Offer,” including that there are limited conditions precedent to the consummation of the Offer and the Merger and that there is no financing condition for the Offer or the Merger.

Potentially Negative Factors

Loss of Ability to Participate in the Future Growth of the Company. The Special Committee considered the fact that any stockholder who tenders its shares of Common Stock in the Offer or has its shares of Common Stock converted into cash in the Merger would cease to participate in the future earnings or growth, if any, of the Company or benefit from increases, if any, in the value of the Company, including any increases due to a general economic recovery or a recovery in the gaming industry. The Special Committee also considered that such stockholders also would receive the cash Offer Price and would not be exposed to the possibility of future declines in the price at which the shares of Common Stock trade.

Risk the Offer May Not be Completed. The Special Committee considered the risk that the conditions to the Offer may not be satisfied and, therefore, that the Common Stock may not be purchased pursuant to the Offer. The Special Committee considered the risks and costs to the Company if the Offer was not consummated, including the diversion of management and employee attention, potential employee attrition and the potential effect on business and customer relationships. However, the Special Committee believes that the risk that the Offer may not be consummated for reasons other than the decisions of holders of shares of Common Stock as to whether to accept the Offer and tender their shares is low due to the limited conditions to the consummation of the Offer, including the lack of a financing condition.

Tax Treatment. The Special Committee was aware that the receipt of the Offer Price and the cash to received in the Merger will generally be taxable to stockholders. For further details, see the Offer to Purchase. The Special Committee believed that this was mitigated by the fact that the entire consideration payable in the transaction would be cash, providing adequate cash for the payment of any taxes due.

Other Factors

Conflicts of Interest. The Special Committee considered the conflicts of interest of certain Company officers and directors, as described in the Schedule 14D-9.

Going Concern Valuation. While the Special Committee did not establish a specific going concern value of the Company, the Special Committee believed that Duff & Phelps’ valuation methodologies represented potential valuations of the Company as it continues to operate its business, and, to that extent, the Special Committee collectively characterized such analyses as forms of going concern valuations. The Special Committee considered these analyses in the context of the other financial analyses performed by Duff & Phelps in the preparation of its opinion, and, in that regard, such analyses factored into the Special Committee’s fairness determination.

Liquidation Valuation; Net Book Value; Other Factors Not Considered. The Special Committee did not consider the liquidation value of the Company, because the Special Committee considered the Company to be a viable, going concern with its value derived from cash flows from its continuing operations rather than from its assets. However, the Special Committee noted the estimate of the liquidation value of the Company included in the presentation by Duff & Phelps of approximately $8.0 million, or approximately $0.72 per share of Common Stock. The Special Committee did not consider net book value, which an accounting concept, because it believes that net book value does not present a meaningful valuation for the Company and its business since the Company’s value is derived from cash flows generated from continuing operations. The Special Committee noted that the Company’s net book value as of September 30,

2009, calculated by dividing stockholders’ equity by the number of shares of Common Stock outstanding on such date, was $1.43 per share of Common Stock. In addition, the Special Committee did not consider firm offers made by unaffiliated persons during the last two years to acquire all or a substantial part of the Company by merger, asset sale, acquisition of a controlling block of securities or otherwise, as no such firm offers were made during the last two years to the knowledge of the Special Committee. The Special Committee also did not review the purchase prices paid in recent purchases of shares of Common Stock by the Company or any director, officer or affiliate of the Company because, to the Special Committee’s knowledge, there have not been any such transaction in the past 60 days and it did not consider that any transactions that may have occurred prior to the last 60 days to be material to its consideration of the Transaction.

Procedural Fairness

The Special Committee believes that sufficient procedural safeguards were and are present to ensure the procedural fairness of the Offer and the Merger and to permit the Special Committee to represent effectively the interests of the Company and stockholders other than the Trust or any director or officer of the Company. These procedural safeguards include the following:

•	the Special Committee is solely comprised of directors who are independent of the Trust and its affiliates, including Yuri Itkis, and are not current or former employees or officers of the Company;

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the Special Committee met numerous times following the initial announcement by the Trust of its intention to commence a tender offer, and retained and received advice from its independent financial advisor, Duff & Phelps, its independent legal counsel, Cane Clark LLP, and the Company’s legal counsel, Morrison & Foerster LLP;

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the Special Committee’s arms’ length discussions, with the assistance of Duff & Phelps and counsel, with representatives of the Trust regarding the valuation of the Common Stock, the Offer Price and other terms of the Offer and the Merger, as more fully described above in the Schedule 14D-9;

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the recognition by the Special Committee that it had no obligation to recommend the Offer or the Merger or any other transaction and could have rejected the Offer and the Merger in its sole discretion;

•	the Offer is subject to the Majority of the Minority and 90% Conditions, which the Trust has stated that it will not waive;

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the Trust has stated that, if the Offer is completed, it will, as soon as reasonably practicable, acquire all shares of Common Stock not purchased by the Trust in the Offer by way of a “short-form” merger of YI Acquisition with and into the Company, in which those shares of Common Stock will be converted into the right to receive the Offer Price, ensuring that the Common Stock does not become readily less marketable due to a decreased public float, or any delisting or deregistration of the Common Stock; and

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stockholders who do not tender their shares of Common Stock pursuant to the Offer and who follow the prescribed procedure (as described in the Schedule 14D-9) will have the right, voluntarily provided by the Trust, to demand a judicial determination of the fair value of their shares under dissenter’s rights provisions of the NRS.

The Special Committee was also aware of the conflict of interest of Yuri Itkis and, although not a participant in making the Offer, the potential conflict of interest Boris Itkis serving on the Board of Directors of the Company as well as the potential conflicts of the members of Company management who are expected to continue their employment with the Company after the completion of the Tender Offer and the Merger. The Special Committee believes that the process of using a special committee of directors without any significant relationships with the Trust and its affiliates, including Yuri Itkis (other than their status as directors of the Company) is a well established mechanism to manage this issue.

The foregoing discussion of the information, reasons and factors that the Special Committee considered includes the material information, reasons and factors considered by the Special Committee, but is not intended to be exhaustive. The Special Committee did not find it practicable and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. Rather, the Special Committee viewed its determination and recommendation as being based on the totality of the information presented to and considered by the Special Committee. In addition, each member of the Special Committee may have given different weights to different factors. Throughout its deliberations, the Special Committee received the advice of its legal and financial advisors who were retained to advise the Special Committee in connection with the Offer and related matters.

The Schedule 14D-9 contains a detailed description of the factors considered by the Special Committee and other important information relating to the recommendation. We urge you to read the Schedule 14D-9 and any amendments thereto carefully and in their entirety so that you will be fully informed as to the Special Committee’s recommendation. Stockholders may obtain a free copy of the Schedule 14D-9 at the website of the United States Securities and Exchange Commission at www.sec.gov.

Stockholders should consider the Offer carefully and come to their own conclusions as to acceptance or rejection of the Offer. Stockholders who are in doubt as to how to respond should consult with their own investment dealer, stockbroker, bank manager, accountant, lawyer or other professional advisor. Stockholders are advised that acceptance of the Offer may have tax consequences and that they should consult their tax advisors.

Cautionary Note Regarding Forward-Looking Statements

All statements included in this press release, other than statements that are purely historical, are forward-looking statements. Forward-looking statements in this press release include statements regarding the consummation of the Offer and/or the Merger, including the timing thereof and the waiver or non-waiver of conditions thereto, and statements regarding the possibility of the Offer and/or the Merger not being consummated, including the resultant impact on the trading price of the Common Stock. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from results contemplated by the forward-looking statements, including but not limited to the Company’s inability to predict or control the actions of the Trust, the decision of stockholders with respect to the Offer, the outcome of the Offer and/or the Merger and the trading price of the Common Stock. The forward-looking statements in this press release are subject to additional risks and uncertainties set forth under the heading “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s filings with the Securities and Exchange Commission, including, without limitation, the Company’s Quarterly Report on Form 10-Q filed on

November 12, 2009. The Company does not intend, and assumes no obligation, to update any forward-looking statements. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this press release, and should review the Company’s filings with the Securities and Exchange Commission.

About FortuNet, Inc.

FortuNet, together with its wholly-owned subsidiaries, Millennium Games, Star Bingo Holdings, LLC, and Star Bingo Supply, LLC, is engaged primarily in the business of designing, manufacturing, field maintenance of, and leasing electronic gaming and entertainment systems throughout North America. FortuNet derives substantially all of its revenues from the gaming industry in the United States and Canada.

Investor Contact:

Jack Coronel

(702) 796-9090

jack@fortunet.com